UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission file number 000-56727

BROOKFIELD INFRASTRUCTURE CORPORATION
(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor
New York, New York, 10281
United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-278738).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Brookfield Infrastructure Corporation’s interim report for the quarter ended June 30, 2025
99.2	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to Canadian law
99.3	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to Canadian law

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION
Date:	November 13, 2025	By:	/s/ MICHAEL RYAN
Name: Michael Ryan
Title: Corporate Secretary